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                                                            Exhibit 28(a)
[LOGO OF WHITE MOUNTAINS
   INSURANCE COMPANY
     APPEARS HERE]                                             PRESS
                                                              RELEASE
                                                        contact: Terry Baxter
                                                                802-649-2640


                           WHITE MOUNTAINS COMPLETES
                                 VALLEY PURCHASE

HANOVER, New Hampshire, December 1, 1995 - Today White Mountains completed its acquisition of the Oregon-based Valley Insurance Group, a full personal and commercial lines insurer. As previously announced, White Mountains has bought Valley from Skandia America Corp for $37.8 million. Also included in the transaction is the purchase of Skandia subsidiary Charter, a Texas non-standard automobile insurer.

In addition to the purchase price, White Mountains will contribute up to $40 million of additional capital to support Valley's growth and product development. White Mountains' Chairman Tom Kemp said, "The Valley Group fits well with our family of regional companies, each close to the markets they serve and focused on careful underwriting through independent agents. We are delighted to welcome Dan Post and his team."

Valley writes a full line of business insurance and commercial auto, as well as homeowners, personal umbrella and private passenger auto in Washington, Oregon and California. Charter writes non-standard auto in Texas. Valley's annual direct written premium is $75 million; Charter's is $70 million.

Since its formation earlier this year, White Mountains has assembled a $250 million family of insurance companies. In addition to Valley and Charter, and White Mountains Insurance Company which writes commercial lines in New Hampshire, White Mountains has an ownership interest in Main Street America, a Keene, New Hampshire property/casualty insurer, and Financial Security Assurance
(FSA), a New York City based financial guaranty insurer.

White Mountains is a wholly-owned subsidiary of Fund American, a $1.8 billion financial services holding company formerly the parent of Fireman's Fund Insurance Company. Fund American is listed on the New York Stock Exchange (FFC) and is headquartered in Norwich, Vermont.


                            WHITE MOUNTAINS HOLDINGS
                                1117 Elm Street
                           Manchester, New Hampshire
               (603)666-9642   (603)666-3650FAX   1-(800)422-9642